1270 Avenue of the Americas 30th Floor New York, New York 10020 T 212-655-6000

May 5, 2021

First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Asia Pacific ETF c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Developed International ETF c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187
Re:	Federal Income Tax Consequences of the Reorganization of First Trust RiverFront Dynamic Asia Pacific ETF into First Trust RiverFront Dynamic Developed International ETF

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with (i) the transfer of all of the assets of First Trust RiverFront Dynamic Asia Pacific ETF (“RFAP”) to First Trust RiverFront Dynamic Developed International ETF (“RFDI”), in exchange for shares of RFDI (the “RFDI Shares”) and the assumption by RFDI of all of the liabilities of RFAP and (ii) the pro rata distribution, by class, of all of the RFDI Shares to the shareholders of each corresponding class of RFAP, in complete liquidation and termination of RFAP, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) (the contemplated transaction in its entirety being hereinafter referred to as the “Reorganization”). RFDI is a series of First Trust Exchange-Traded Fund III and RFAP is a series of First Trust Exchange-Traded Fund III. Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all of the material facts relating to the Reorganization. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

In rendering this opinion, we are relying upon the representations and warranties made by RFAP and RFDI in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

(a)      the transfer of all of RFAP’s assets to RFDI in exchange solely for the RFDI Shares and the assumption by RFDI of all of the liabilities of RFAP immediately followed by the pro rata, by class, distribution to the shareholders of RFAP of all of the RFDI Shares received by RFAP in complete liquidation of RFAP and the termination of RFAP as soon as practicable thereafter will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and RFDI and RFAP will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization;

(b)      no gain or loss will be recognized by RFDI upon the receipt of all of the assets of RFAP solely in exchange for the RFDI Shares and the assumption by RFDI of all of the liabilities of RFAP;

(c)      no gain or loss will be recognized by RFAP upon the transfer of all RFAP’s assets to RFDI solely in exchange for the RFDI Shares and the assumption by RFDI of all of the liabilities of RFAP or upon the distribution (whether actual or constructive) of such RFDI Shares to the shareholders of RFAP solely in exchange for such shareholders’ shares of RFAP in complete liquidation of RFAP;

(d)      no gain or loss will be recognized by the shareholders of RFAP upon the exchange of their shares of RFAP solely for the RFDI Shares in the Reorganization;

(e)      the aggregate basis of the RFDI Shares received by each shareholder of RFAP pursuant to the Reorganization will be the same as the aggregate basis of the shares of RFAP exchanged therefor by such shareholder. The holding period of the RFDI Shares received by each shareholder of RFAP in the Reorganization will include the period during which the shares of RFAP exchanged therefor were held by such shareholder, provided such shares of RFAP are held as capital assets at the time of the Reorganization; and

(f)      the basis of RFAP’s assets transferred to RFDI will be the same as the basis of such assets in the hands of RFAP immediately before the effective time of the Reorganization. The holding period of the assets of RFAP received by RFDI will include the period during which such assets were held by RFAP.

We express no opinion as to (1) the effect of the Reorganization on RFAP, RFDI or any shareholder of RFAP with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain shareholders of RFAP may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Reorganization to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Reorganization and is being furnished to you for that purpose. The opinion may be relied upon by the shareholders of RFAP and RFDI.

We consent to (i) being named in the Form N-14 relating to the RFDI Shares to be issued to RFAP for distribution to the shareholders of RFAP (the “Registration Statement”), (ii) the discussion of this opinion in the information statement/prospectus included in the Registration Statement, (the “Prospectus”) and (iii) the reproduction of this opinion as an exhibit to the Registration Statement and/or the Prospectus.

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Reorganization that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,
/s/ Chapman and Cutler llp
Chapman and Cutler llp